Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 27, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 26, 2005, entitled “PHILIP YEA TO BECOME NON-EXECUTIVE DIRECTOR OF VODAFONE”.

26 July 2005

PHILIP YEA TO BECOME NON-EXECUTIVE DIRECTOR OF VODAFONE

Vodafone Group Plc (“Vodafone”) announces that Philip Yea has been appointed as a Non-Executive Director with effect from 1 September 2005.

Philip Yea, aged 50, is the Chief Executive Officer of 3i Group plc, having been appointed to that role in July 2004. Prior to joining 3i he was Managing Director of Investcorp and, from 1997 to 1999, the Group Finance Director of Diageo plc following the merger of Guinness plc, where he was Finance Director, and Grand Metropolitan plc. He has previously held non-executive roles at HBOS plc and Manchester United plc.

Commenting on the appointment, Lord MacLaurin of Knebworth DL, Chairman of Vodafone, said “I am delighted that Philip is joining Vodafone. He brings with him extensive business experience and a record of success in international markets, not only in Europe and Africa but also in the United States. His financial and strategic skills, as well as his knowledge of issues facing international businesses, will be of great benefit to the Board.”

With effect from 1 September 2005, the composition of the Board of Vodafone will be:

Lord MacLaurin – Chairman

Arun Sarin – Chief Executive

Paul Hazen – Deputy Chairman

Sir Julian Horn-Smith – Deputy Chief Executive

Peter Bamford – Chief Marketing Officer

Thomas Geitner – Chief Technology Officer

Andy Halford – Chief Financial Officer

Sir John Bond – Non-Executive Director

Dr Michael Boskin – Non-Executive Director

Lord Broers – Non-Executive Director

John Buchanan – Non-Executive Director

Penny Hughes – Non-Executive Director

Professor Jürgen Schrempp – Non-Executive Director

Luc Vandevelde – Non-Executive Director

Philip Yea – Non-Executive Director

- ends -

For further information:

Vodafone Group Plc

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Charles Butterworth

Darren Jones

Sarah Moriarty

Tel: +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 27, 2005	By:
	Name:	Stephen R. Scott
	Title:	Company Secretary